Exhibit 99.1

Notice of the submission date of debt claims

Further the Company's petition submitted to the Tel Aviv-Jaffa District Court (Court Case no. PRK: 21556-07-19) pursuant to Section 350(a) of the Israeli Companies Law, requesting to issue an order to convene meetings of the Company's creditors and shareholders in order to approve an arrangement regarding the Searchlight transaction, and further to the Tel Aviv-Jaffa District Court's decision dated July 9th, 2019, approving the petition and ordering the Company to convene the said meetings, the Company hereby announces that any person claiming to be a creditor of the Company as of July 9th, 2019, may file its aforesaid claim to an officer appointed by the court, Mr. Avishay Ovadia, CPA, whose address is 51 King David Street, Tel Aviv, Israel, no later than July 22nd, 2019.

A creditor who has not received a copy of the settlement plan, a copy of the debt claim form and other documents may receive them at the Company's offices or from the Company's legal counsel, with prior coordination.

For any additional information, please contact the Company's counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., Attention: Adv. Aya Yoffe and/or Adv. Yoav Friedman, Tel: 972-3-6074444, Fax: 972-3-6074470.